EXHIBIT 99.1

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(in United States dollars and in accordance with Canadian GAAP)

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (“Canadian Supplement”) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the unaudited Consolidated Financial Statements and Notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”)(included in exhibit 99) and the audited Consolidated Financial Statements and Notes included in the Company’s Annual Report for the fiscal year ended December 31, 2002.

      The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Forward-looking statements” section of the MD&A in Item 2 of this Quarterly Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Three Months Ended

	March 28, 2003	March 29, 2002

	($000s)
Loss before income taxes
– Canadian GAAP	$(779)	$(9,343)
– U.S. GAAP	$(1,666)	$(10,220)
– Difference	$887	$877
Net loss
– Canadian GAAP	$(779)	$(6,076)
– U.S. GAAP	$(1,666)	$(6,620)
Net loss per common share diluted
– Canadian GAAP	$(0.02)	$(0.15)
– U.S. GAAP	$(0.04)	$(0.16)

      On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (“General Scanning”) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

      Under U.S. GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

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      The Canadian GAAP loss before income taxes was lower than the corresponding U.S. GAAP amounts due to amortization of lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $0.9 million and $0.9 million for the three months ended March 28, 2003 and March 29, 2002, respectively.

      Under Canadian GAAP, global investment tax credits are required to be netted against research and development expense. Under U.S. GAAP, these amounts are included in the income tax provision. For the three months ended March 28, 2003 and March 29, 2002, there were no investment tax credits recorded, as there was doubt as to whether their value would be realized. Therefore, there was no impact for both the three months ended March 28, 2003 and March 29, 2002.

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